
07054424

P.E. 5-1-07

# FORM 6-K


RECEIVED
MAY 2007
PROCESSING
SECTION

## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



For the month of **May** **2007**
Commission File Number **001-32748**

## CORRIENTE RESOURCES INC.

(Translation of registrant's name into English)

**520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-________

**DOCUMENTS INCLUDED AS PART OF THIS REPORT**

<u>Document</u>

1. Annual Report to Shareholders for the fiscal year ended December 31, 2006.

**DOCUMENT 1**



CORRIENTE RESOURCES INC.

annual report 2006



building community relations through dialogue and partnership



# contents







# message TO SHAREHOLDERS

*2006 was a year of significant highs and lows for Corriente. Major accomplishments during the year involved preparations for the beginning of construction at Mirador, which was planned to be underway prior to the end of the year. Major milestones included the Mirador Project Environmental Impact Assessment approval in May, an equity financing of CAD$125 million and completion of most of the work on the Mirador feasibility study by SNC-Lavalin Group Inc. and others. During this busy period, we also were able to complete enough drilling to release a resource estimate for the Mirador Norte project, which provided a significant addition of 2.4 billion pounds of copper resources at Mirador. Unfortunately, in late 2006 a group of protestors from outside the Mirador Project area staged a series of demonstrations, which culminated in a December 2006 suspension of work on our concessions. Efforts to have fieldwork restarted at Mirador are ongoing. As a result of the suspension, orders for mining equipment have been cancelled and the start-up of production at Mirador has been delayed until at least mid-2009.*

*Corriente has significantly expanded its Community and Government affairs team in 2007 to broaden the scope of our efforts in this area, which previously focused on the nearby communities directly affected by operations of a mine at Mirador. It is important for Corriente to ensure that the benefits of responsible modern mining are made known in Ecuador so that support for our projects moving forward will be forthcoming from all stakeholders. Corriente is working with other companies in the sector in Ecuador in a united effort to get this message across to the new administration in Ecuador which took office in mid-January 2007.*

*Difficulties such as the current situation in Ecuador are part of the new social reality for mine development in much of the world and have steadily increased the cost and complexity of building a mine over the last few decades. However, we believe that the development risk related to social or environmental issues is much smaller than the exploration risk incurred during attempts to outline economically attractive deposits. Accordingly, we believe the most productive course of action in Ecuador is to focus on solving the social issues through dialogue and partnership building so that project development can take place.*

*Corriente will use this delay in project development to continue to work on enhancing the technical aspects of the Mirador Project and other development projects. This will allow us to do several trade-off studies that can add to project economics, as well as make our environmental footprint even smaller. We continue to believe that Ecuador, given the advantages of reasonable infrastructure, abundant water and potential low cost green power has a strong future in the world's copper marketplace.*

*On behalf of the Board,*

*Kenneth R. Shannon (signed), Chief Executive Officer*

*March 29, 2007*



# corporate profile

*Vision: Be the most successful mid-tier copper producer.*

Corriente Resources Inc. is a copper and copper/gold exploration and development company moving towards initial production. The company controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt region in Ecuador which is one of the world's few copper districts ready for development. The Belt currently contains four copper and copper-gold porphyry deposits, Mirador, Mirador Norte, Panantza and San Carlos. Additional exploration activities are ongoing, as six other copper and copper-gold exploration targets have been identified in the Corriente Copper Belt to date.

Through development of its flagship property, the Mirador Project, the company intends to be the first major base metals producer in Ecuador. In order to accomplish this goal, returns to its shareholders, local communities and host governments must be provided. Accordingly, a strong emphasis is placed on sustainable development, social responsibility and environmental stewardship.

Through modern and responsible mining practices, Corriente aims to provide social and economic development for the country of Ecuador and a sustainable future for the communities within the Corriente Copper Belt.


CORRIENTE
RESOURCES INC.

**CAPITALIZING COPPER**

COPPER PLAYS A SIGNIFICANT ROLE IN INDUSTRY AND SOCIETY. IT IS VALUED FOR ITS ELECTRICAL AND THERMAL CONDUCTIVITY AS WELL AS ITS DURABILITY AND FLEXIBILITY. DUE TO ITS MANY FEATURES, IT HAS NUMEROUS APPLICATIONS, RANGING FROM ELECTRICAL TO INDUSTRIAL, AS WELL AS ARCHITECTURAL, AUTOMOTIVE, BIOMEDICAL AND CHEMICAL.

SINCE THE 1950'S, COPPER DEMAND HAS BEEN ACCELERATING AND IS EXPECTED TO CONTINUE FOLLOWING THIS TREND, ESPECIALLY AS ECONOMIES IN CHINA, INDIA AND OTHER DEVELOPING COUNTRIES CONTINUE TO EXPAND.

# corporate social responsibility



Corriente aims to be a responsible resource development and exploration company by maintaining high ethical standards and strong communication with local communities and governments. Sustainable development requires the balancing of good stewardship in the protection of human health and the natural environment with the need of economic operations. Through this strategy, Corriente seeks to be recognized as a transparent company who is environmentally responsible, committed to local communities and follows best practices guidelines.

In order to do this, the company recognizes not only its communities and employees as key stakeholders, but also indigenous groups, shareholders, contractors, suppliers and governments.

The framework of corporate social sustainability includes plans for the pre-development, development and post-production phases. This includes initiatives for community development, environmental protection, health and safety and employee relations. Seeking continual improvement of these initiatives is an important principle outlined by the International Council on Mining and Metals (ICMM) and is a goal that Corriente strives to accomplish.



## community relations

Corriente's Community Relations Program in 2006 focused on defining a Social Development Plan to strengthen the framework for sustainable development. This plan included initiatives for programs relating to human development, infrastructure, social assistance, environmental responsibility and economic development. The social component of the development plan begins with the respect of the community and encourages a mutual relationship by not only thinking of the present but planning for the future beyond the life of the mine. With this at the forefront, Corriente renegotiated a Community Relations Plan and an Agreement of Understanding in 2006 with the communities in and around its mineral properties.

In the human development program, emphasis was placed on education and health issues. The distance education program, which started in 2005, continued in 2006. Sixteen teachers were provided for the correspondence program and a permanent school, as well as other institutions in the surrounding area. New computers for El Quimi Valley and the virtual classroom were supplied by the company in cooperation with local governmental agencies. A safe footpath, entitled the Ecological Path of Churuvia, was constructed with the participation of Shuar natives in order to provide the children of the area a dependable access route to the school. Local scholarships were awarded for continued high school education and the company granted scholarships to four young students, two from the Shuar ethnic group and two young women from El Pangui, for mining specializations in Chile.

Within the health program, the company continued developing medical brigades, providing a variety of medical assistance to local residents. Full operation of the Tundayme Health Center began, which houses a permanent community doctor. In addition, training was provided for an assistant nurse from the community and the company coordinated with the Zamora Health Department to provide an additional medical attendant.



The company also worked on the construction of new facilities in El Pangui, working jointly with the local municipality on improving the existing school infrastructure of the Tundayme Parish and in El Quimi.

The company worked on strengthening its relationships with community representatives through the preparation of the Tundayme Development Plan. Corriente supported social initiatives that responded to the community's interests to protect disadvantaged groups, including children, women, and seniors. These social initiatives were led by recognized organizations such as Patronato Municipal, ORI, and INNFA. The company took part in cultural and physical activities within the communities to encourage unity and appreciation of the locals' traditions. Of particular interest to the company has been the Shuar community. Through agreements with the Shuar Federation of Zamora Chinchipe, the company has been able to contribute to their organizational strengthening and support their culture and traditions.

(continued on next page)

# corporate social responsibility (continued)

## community relations

Through the company's environmental responsibility initiative, training was provided in the areas of good environmental practices, solid residues, sanitary landfill, and the "Reduce, Reuse, Recycle" program. A community greenhouse, covering an area of approximately 1.5 hectares, was constructed and currently contains 11 families of plant species and more than 15,000 seedlings. This diverse nursery will be used in the creation of a community micro-business for plant production and commercialization.

Within the economic development program, the company promoted the increase of local employment and the formation of micro-businesses and micro-credit plans. The company assigned a USD$18,000 fund to create the Community Micro-Credit Fund and trained the community in the area of fund management. Twenty-four micro-credits for USD$4,800 were awarded. The activities of the Mirador Project have become a driving force in the local economy and have generated economic ties between the company and the communities. In 2006, purchases of goods and services from local suppliers exceeded USD$1.2 million.

Through the continued growth of these programs and initiatives, the company will be able to provide a sustainable future for its communities during the construction phase of the Mirador Project as well as into and beyond the mine project's life.



*the company is committed to responsible environmental stewardship*



## Environmental Protection

Corriente's priorities are to minimize risks to the environment, health and safety and to ensure compliance with local and federal government and World Bank requirements. The company is committed to responsible environmental stewardship and plans to develop, implement and maintain leading-edge systems for environmental, health and safety standards.

In May 2006, the company received approval for the Mirador Project's Environmental Impact Assessment (EIA) from the Ecuadorian Ministry of Energy and Mining (MEM). This was a major milestone for Corriente and has allowed for advancement of the Mirador Project's development. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the first half of 2007.

In addition, Corriente implemented several environmental preservation programs such as greenhouse facilities to preserve and cultivate native flora and fauna. A sanitation landfill was constructed in the village of Tundayme and waste management training was provided to local residents.

The company developed a water monitoring system at the Mirador site that is comparable to a water monitoring system at a North American mine facility. More than 50 water quality parameters, which exceed the list of tested parameters in public drinking water systems in North America, are assessed for each sample that is collected. This plan illustrates the commitment Corriente has to water quality and will form the foundation of an environmental plan to monitor and manage environmental effects during the lifecycle of the mine. Moreover, many other programs have been implemented, such as archeological surveying and recuperation, biotic monitoring, botanical rescue and forest management. Within the forest management program, the company plans to reforest altered areas in a gradual manner during mining activities in order to reduce erosion and improve aesthetics.

## Health & Safety

Implementing occupational health and safety plans is one of the company's principal strategies and management plan components. In the first quarter of 2006, the basics of a more traditional safety program was introduced at the Mirador Project site. The Mirador workforce was introduced to the general concept of safety as an expectation of the company, the principles of safe work, and items considered as standard personal protective equipment for various work situations. This level of training was extended to local suppliers as well.

In the first part of 2007, the company will continue to follow this more traditional safety program outline, teaching basic safety expectations to workers who are unaccustomed to even safety basics. As the year progresses, the company intends to transition from the more traditional to a more interactive and proactive safety program. The basic elements of a proactive safety program include reporting of all incidents, investigating near-miss accidents and encouraging the reporting and identification of the root cause for each near-miss incident. Each individual on the mine staff acts as safety personnel, reporting both positive and negative safety actions to fellow employees. Each near-miss incident is required to be documented in a report that identifies the incident and the root cause for the incident. Safety meetings will be frequent and involve discussions of near-misses and how these incidents could be avoided.

This proactive approach has been proven to dramatically improve safety records in comparison to more traditional safety programs. The more traditional safety program coupled with the more proactive safety program will create a strong culture of safety.

## Employee Relations

Employee relations are a key component of the company's success. By giving preference to local people for jobs, Corriente is able to support local communities and their development. The company provides all the necessary training so that its employees have the technical skills to fulfill operational positions within the company.

During 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project. Management is very pleased with the high level of experienced technical and management expertise that has been attracted to the Mirador Project.

Corriente ensures that its employees are provided with reasonable salaries that do not conflict with provincial and/or national economics. Each employee occupies a position of trust and respect within the company and is required to comply with the company's Code of Conduct, which is signed as an annual declaration. The company understands that communication, participation and trust are vital not only for the well-being of the workforce, but also to increasing efficiency and productivity. Through the development of natural resources, Corriente contributes to an enhanced standard of living and continuously endeavors to assist in the development of skills and provide long-term employment opportunities.



*providing employment opportunities to local people*

# mineral properties in development

## The Mirador Project

Exploration at Mirador in 2006 focused on delimiting the mineralization of the Mirador Norte deposit to 100m drill spacing, with a total of 6780 metres in 39 core holes. A total of 2,149 samples from this drilling was assayed and accrued to the database with geological, geotechnical and geomechanical logging following the company's standard QA/QC procedures and logging protocols. The program was designed to provide geological and grade information to support a resource estimate.

Corriente engaged Mine Development Associates ("MDA") of Reno, Nevada in August 2006 to generate a block model and provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101. MDA's Technical Report, issued in November 2006, reported new resources for the Mirador Norte deposit to include Indicated resources of 171Mt of 0.51% copper and 0.09 g/t gold (containing 1.9 billion pounds of copper and 490,000 oz gold) and Inferred resources of 45Mt at a grade of 0.51% copper and 0.07 g/t gold (containing 500 million pounds of copper and 100,000 oz gold). Both Indicated and Inferred resources were estimated at a 0.4% copper cut-off. These results were estimated from 68 diamond drill holes totalling over 13,000 metres of coring. This deposit is exposed at surface, but open at depth and to the south.

With the copper and gold mineral resources identified at Mirador Norte, which is located less than 1,000 metres from the planned Mirador Project milling facility, the estimated resources available for processing by the planned Mirador Project concentrator increased by 28% to 11 billion pounds of copper.

Confirmation of resources at Mirador Norte provides additional options for Mirador development that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

In November 2006, a series of protests were held in the Morona-Santiago and Zamora-Chinchipe provinces against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long


The Mirador Project
Final Phase Access
Pilot Road
180MT
Final Pit
Starter
Pit
South
Waste Dump B
Crusher Access
Crusher
South
Waste Dump A
Valley
Waste Dump
Stockpile
Mill
Rougher Tails Pipeline
Permanent
Camp
Reclaim Pipeline
Cleaner Tails Pipeline
Tailings Beach
Mirador Norte
Deposit
0.4% Cu Outline
Camp

lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Directors elected to minimize the company's Mirador Project obligations.

Engineering, project planning and procurement timelines for the Mirador Project are currently being adjusted, pending resolution of the protests and other factors including acceptance of the company's amended EIA, receipt of the mine development permit and completion of an investment contract.



*estimated resources for the Mirador Project have significantly increased*

# mineral properties entering development

## Panantza-San Carlos

Panantza, which is located approximately 40 km north of our Mirador Project, was last drilled in 2001. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

Adjacent to the Panantza project lies San Carlos, a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing.

Corriente is currently about halfway through the first phase of 16000 metres of drilling on the Panantza project. This is the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, designed to integrate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.05 billion tonnes at a grade of 0.63% copper. As the two mineralized centres are only four kilometres apart, the plan will be to provide a single processing facility for both open pits with concentrator mill throughputs of up to 150,000 tonnes/day.

One purpose of this drilling was to define the southern edge of Panantza's mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

Previous Inferred resources at Panantza, using a 0.4% copper cut-off, total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. Inferred resources at San Carlos total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. The new drilling will attempt to expand the resources and convert inferred resources to the indicated category.

The company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

(continued on next page)

# mineral properties entering development (continued)

With the work completed at Corriente's four copper and copper-gold porphyry deposits, the company has been able to summarize its resources in the following aggregated table:

## Corriente Copper Belt - Table of Resources 0.4% Copper Cut-off

### Mirador Concession Block

| Project | Category | Tonnes | Cu% | Cu (lbs) | Au (ppb) | Au oz | Ag ppm | Ag oz |
|---|---|---|---|---|---|---|---|---|
| Mirador | Measured | 52,610,000 | 0.65 | 753,000,000 | 210 | 360,000 | 1.6 | 2,770,000 |
| | Indicated | 385,060,000 | 0.60 | 5,134,000,000 | 190 | 2,380,000 | 1.5 | 18,760,000 |
| | Meas. & Indic. | 437,670,000 | 0.61 | 5,887,000,000 | 190 | 2,740,000 | 1.5 | 21,530,000 |
| | Inferred | 235,400,000 | 0.52 | 2,708,000,000 | 170 | 1,250,000 | 1.3 | 9,900,000 |
| | **TOTAL** | **673,070,000** | **0.58** | **8,595,000,000** | **184** | **3,990,000** | **1.4** | **31,430,000** |
| | | | | | | | | |
| Mirador Norte | Indicated | 171,410,000 | 0.51 | 1,921,000,000 | 89 | 489,000 | - | - |
| | Inferred | 45,820,000 | 0.51 | 513,000,000 | 68 | 101,000 | - | - |
| | **TOTAL** | **217,230,000** | **0.51** | **2,434,000,000** | **85** | **590,000** | - | - |
| Combined | | 890,300,000 | 0.56 | 11,029,000,000 | 162 | 4,580,000 | | |

### Northern Concession Block*

| Project | Category | Tonnes | Cu% | Cu (lbs) | Au (ppb) | Au oz |
|---|---|---|---|---|---|---|
| Panantza | Inferred | 394,745,946 | 0.67 | 5,783,829,879 | 79 | 1,008,671 |
| San Carlos | Inferred | 656,787,628 | 0.61 | 8,837,517,954 | 30 | 643,257 |
| Combined | | 1,051,533,574 | 0.63 | 14,621,347,833 | 50 | 1,651,928 |

### Total for Corriente Copper Belt

| [illegible] | | 1,941,833,574 | 0.60 | 25,650,347,833 | 98 | 6,231,928 |
|---|---|---|---|---|---|---|

*resources are calculated at 0.4% copper cut-off using data previously released in June 2001 at a 0.65% copper cut-off.

## Exploration Targets

Other opportunities within the Corriente Copper Belt will be further evaluated, including San Miguel, Sutzu, San Marcos, San Luis and Trinidad, all of which are located within 10-12 kilometres of the Panantza prospect.

The San Miguel target is a 600 x 850m Cu-Mo soil anomaly with rock sample values to >1% Cu, but averaging 0.3% Cu over 300m along the east edge of the anomaly. The north and west area of the anomaly has had limited initial drilling and returned values to 0.50% Cu over 180m in SM001, 0.42% Cu over 155m in SM08, and 0.36% Cu over 193m in SM09.

Sutzu is a 1500 x 1500m soil Cu-Mo soil anomaly, with the Mo anomaly open to the SW. Semi-continuous rock sampling passing across the centre of the soil anomaly returned lower-grade (0.2%) copper. No drilling has previously been done on this target.

San Marcos is an 800 x 800m Cu-Mo soil anomaly with rock samples in stream cuts across this returning up to 0.5% Cu over 170 m. No drilling has been done yet on this target. San Marcos is on strike and probably related to Sutzu mineralization, together with which it forms one of the larger mineralized zones in the district.

The potential size of San Luis is about 170 x 350m based on the width of mineralized rock chip sampling and the associated soil anomaly. Continuous detailed rock sampling along the length of the anomaly returned about 230m of 0.76% Cu. A ground IP survey was run over San Luis and the anomaly coincided in size with the soil anomaly. No drilling has been carried out on this project.

Trinidad is a 500 x 800m soil anomaly limited to the west by the edge of soil sampling and covering rocks. There has been no rock sampling yet from the area of the anomaly, but within 300m, samples return values up to 0.5% Cu. A pair of rock chip samples in adjacent drainages returned >1% Cu. There has been no previous drilling.

# looking ahead

## Mirador

Until the suspension on the Mirador Project is lifted, the work will occur primarily offsite. Once development work access is achieved, the company plans to perform geotechnical drilling to better define the hydrology around the pit and tailings facility, as well as better waste rock characterization, and continued collection of environmental data. In addition, further surface geotechnical studies on the waste dump areas will be carried out.

## Mirador Norte

Mining studies will be completed to determine the extent to which the Mirador Norte resources can benefit the Mirador Project by giving access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift ore production from one pit to another. A program of metallurgical testing is already underway to further confirm management's expectation that the Mirador Norte mineralization will behave in a similar fashion to that at Mirador and can be processed using the same mill circuit.



## Panantza-San Carlos

Following the lifting of the suspension, work at Panantza-San Carlos in 2007 will continue with the drilling program in order to complete a resource feasibility study for these deposits. Additional prospecting in and around the Panantza and San Carlos projects will determine the future developmental infrastructure options of the deposits themselves and determine the likelihood of satellite deposits, a relationship characterized by the Mirador – Mirador Norte deposits.

Overall, the company is well-positioned with a very strong mineral property development pipeline and substantial cash resources. These resources allow us to continue to advance projects in Ecuador as well as assess strategic opportunities elsewhere.



*our environmental footprint should be as small as possible*

# management's DISCUSSION & ANALYSIS

(Expressed in Canadian dollars unless otherwise noted)

March 29, 2007

Management's Discussion and Analysis supplements, but does not form part of, the audited consolidated financial statements of Corriente Resources Inc. ("Corriente" or "the company") and the notes thereto for the fiscal year ended December 31, 2006. Consequently, the following discussion and analysis of the financial condition and results of operations for Corriente should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), consistently applied. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Additional information regarding the company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

### Forward-Looking Statements

Certain statements included in this Management's Discussion and Analysis ("MD&A") are forward-looking statements. They include estimates and statements that describe the company's future plans, objectives, goals and expectations, including words to the effect that the company or management expects a stated condition or result to occur. Wherever possible, words such as "anticipate", "may", "will", "expect", "believe", "plan" and other similar expressions have been used to identify these forward-looking statements. These statements reflect management's beliefs and are based on information currently available to the company's management. Forward-looking statements involve significant risks, uncertainties and assumptions. Although the company believes that these statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. For a comprehensive review of risk factors, please refer to the section entitled "Risk Factors" in both the company's Annual Information Form and this MD&A, each as filed on SEDAR. The company disclaims any obligation to update or revise any forward-looking statements to reflect new events or circumstances. Readers are cautioned not to put undue reliance on these forward-looking statements.

### Cautionary Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101 ("NI 43-101"), Standards of Disclosure for Mineral Projects, an instrument made under Canadian securities regulations. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined or recognized by the U.S. Securities and Exchange Commission ("SEC"). As such, information contained in this MD&A concerning descriptions of mineralization and resources, as determined in accordance with Canadian standards, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the mineral resources in these categories will ever be upgraded to a higher category of resource.

### Corporate Governance

Management of the company is responsible for the preparation and presentation of the audited annual consolidated financial statements and notes thereto and the accompanying MD&A and other information contained therein. Additionally, it is management's responsibility to ensure the company complies with the laws and regulations applicable to its activities.

The company's management is accountable to the Board of Directors ("Directors"), each member of which is elected annually by the shareholders of the company. The Directors are responsible for reviewing and approving the audited annual consolidated financial statements and the MD&A. Responsibility for the review and approval of the company's quarterly unaudited interim consolidated financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves all audit and non-audit services provided by the company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the company's annual consolidated financial statements in accordance with generally accepted auditing standards in Canada. The auditors have complete access to the Audit Committee to discuss audit, financial reporting and other related matters resulting from the annual audit as well as to assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Corriente's corporate governance policies are described on the company's website (www.corriente.com) and in its Information Circular prepared for the May 2006 Annual General Meeting of shareholders, which is available for review on SEDAR. The disclosure statement included therein was prepared by the company's Corporate Governance Committee and approved by the Directors. An updated version of that material will be included in the Information Circular for the company's May 2007 Annual General Meeting and be available for review on SEDAR in April 2007.

### Disclosure Controls

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the company. Corriente has daily, weekly, monthly and annually-applied procedures that, when considered in the aggregate and in conjunction with current internal controls, are considered to be effective disclosure controls. In addition, Corriente has created a Corporate Disclosure Committee, comprised of the Chief Executive Officer, Senior Vice-President and Chief Financial Officer. This Committee supplements these periodic processes.

Disclosure controls and procedures have been developed to ensure that material information relating to Corriente and its subsidiaries is made known to management by others within those entities, particularly within a period in which a disclosure report is being prepared. These involve:

- identification of continuous disclosure requirements under securities laws, rules and policies applicable to Corriente.
- identification of the individuals responsible for preparing reportable information and individuals, whether internal or external, responsible for reviewing reports or portions of reports to verify disclosure made with respect to their areas of responsibility or expertise.
- establishment of timetables for the preparation and adequate review of reportable information.
- procedures for obtaining "sign-off" on disclosure of reportable information and receipt of written consents from experts whose reports are included or referred to in any disclosure.
- procedures for the identification and timely reporting to the Committee of information which may constitute material information or which may constitute a material change to previously disclosed material information, including the identification of individuals who are likely to learn first about events outside the control of Corriente that may give rise to material information.
- procedures for the identification and reporting to the Audit Committee of any fraud, whether or not material, that involves management or other employees who have a significant role in Corriente's internal controls.
- ensuring the procedures are followed with respect to the release of each disclosure made in writing and for the review of any disclosure made orally.
- ongoing evaluation of Corriente's disclosure controls and procedures.

Corriente and its subsidiaries are relatively small in size and operate in a very integrated management environment. That is, senior management is in constant contact with many of Corriente's staff, suppliers, regulators and the like on an ongoing and detailed basis. This allows one or more of senior management to be in a position where they will be aware of material events or information. While senior management may not be aware of all things at all times, it believes that the probability of a material event or material information being missed or not disclosed on a timely basis is very small.

The notes to Corriente's annual consolidated financial statements include a reconciliation to United States generally accepted accounting principles ("US GAAP"). During the preparation of the 2006 Canadian to US GAAP reconciliation for mineral exploration costs, the company determined that an error occurred in the 2005 reconciliation.

Consequently, the company restated its 2005 US GAAP financial results to correct this error, with the result that 2005 mineral exploration costs expensed under U.S. GAAP totalling $2,741,988 should have been shown as $8,598,789. This restatement resulted in a basic and diluted loss per share for U.S. GAAP purposes of $0.26 for 2005 and not $0.13 as disclosed in the 2005 financial statements. As a result of this restatement, management has determined that its disclosure controls and procedures were not fully operating effectively in the prior year.

Based upon its evaluation, management has determined that as at December 31, 2006, the company's disclosure controls and procedures were effective and provided reasonable assurance regarding the reliability of financial reporting and the preparation of its annual filings for external purposes in accordance with Canadian and US GAAP.

### Internal Controls Over Financial Reporting

Management has designed, established and is maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with Canadian generally accepted accounting principles.

No change in the company's internal control over financial reporting has occurred during the company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting.

### General Corporate

Corriente is a Canadian-based junior resource company engaged in the exploration and development of copper-gold mineral properties located primarily in the Rio Zamora copper porphyry district (known as the "Corriente Copper Belt"), in Ecuador. Under various agreements signed with certain subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in certain mineral property concessions in the Corriente Copper Belt, the most advanced of which is the Mirador Project. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these concessions are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, although the company has the right to reduce the NSR to 1% for the Mirador, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such property.

Corriente controls a 100% interest in over 60,000 hectares located within the Corriente Copper Belt (the "Belt"). The company has identified four copper and copper-gold porphyry deposits in the Belt: Mirador; Mirador Norte; Panantza; and San Carlos. Corriente is currently moving towards construction of a starter project at its Mirador/Mirador Norte copper-gold project (the "Mirador Project"). Management believes that the Mirador Project is one of the few new, sizeable copper projects in the world available for production by 2010. Exploration activities are planned or ongoing for Panantza and San Carlos and six additional copper and copper-gold exploration targets that have been identified in the Belt to date.

The company's executive head office is located in Vancouver, Canada while its Ecuador operations are run from its Ecuador operations' office located in Quito, Ecuador. The company has camp locations at the company's major projects. With the exception of short-term operational requirements for its Ecuador operations, funds have been maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its core staff located in Vancouver and Quito, the company engages consultants as necessary, to provide geological, mine development and construction consulting, design, engineering and other services. Overhead costs and efficiencies in Ecuador continue to compare favourably with other South American exploration areas.

The company's shares began trading on the American Stock Exchange on April 6, 2006. As a result, the company now trades on the Toronto Stock Exchange (under the symbol CTQ) and the American Stock Exchange (under the symbol ETQ).

### Board of Directors

Leonard Harris retired from the company's Board of Directors on June 21, 2006.

In September 2006, the company appointed Dale C. Peniuk, C.A. to its Board of Directors. Until early 2006, Mr. Peniuk was an assurance partner with KPMG LLP Chartered Accountants in their Vancouver office, specializing in the mining area, and was the leader of KPMG Vancouver office's mining industry group. He was the lead audit engagement partner for a number of KPMG Vancouver's mining company clients, including several companies with advanced development projects, producing mines and smelter/refinery operations in North and South America.

Mr. Peniuk has been a member of the Institute of Chartered Accountants of British Columbia's Public Company Technical Forum since 2000 and is currently the Chair of that committee. Mr. Peniuk currently provides financial consulting services to the mining industry and serves as a director of one other public company.

With the addition of Mr. Peniuk, the company's Board of Directors is composed of five non-management directors and one management director. Mr. Peniuk chairs the company's Audit Committee.

### Corporate Structure

During 2006, the company incorporated four new subsidiaries for the purposes of facilitating the Mirador Project's infrastructure. Additionally, the company has identified certain gold concession targets, which are being evaluated towards a spin-off of these concessions to the company's shareholders – see Tundayme/Piedra Liza Gold Exploration Targets – Proposed Spin-off (below).

### Incentive Stock Option Plan

At its May 25, 2006 Annual General Meeting, the company sought and obtained approval to amend the company's Incentive Stock Option Plan (the "Plan") to change the number of shares that may be reserved for grant under the Plan to a rolling maximum of 10% of the number of common shares actually outstanding immediately prior to the grant of any particular option. This amendment was also approved by the Toronto Stock Exchange.

The following summarizes the stock options granted in 2006:

| Date of grant | Date of expiry | Exercise Price | Recipients | Granted |
|---|---|---|---|---|
| January 23, 2006 | January 23, 2009 | $ 4.50 | Director | 25,000 |
| February 6, 2006 | February 6, 2011 | 5.25 | Head office personnel | 400,000 |
| May 22, 2006 | May 22, 2011 | 5.50 | Subsidiary personnel | 60,000 |
| June 1, 2006 | June 1, 2011 | 5.35 | Directors | 125,000 |
| June 1, 2006 | June 1, 2011 | 5.35 | Subsidiary personnel | 85,000 |
| August 31, 2006 | August 31, 2011 | 5.37 | Head office personnel | 100,000 |
| September 13, 2006 | September 13, 2011 | 5.10 | Directors | 75,000 |
| September 29, 2006 | September 29, 2011 | 4.70 | Subsidiary personnel | 345,000 |
| December 18, 2006 | December 18, 2011 | 4.59 | Subsidiary personnel | 150,000 |
| December 18, 2006 | December 18, 2011 | 4.59 | Head office personnel | 10,000 |
| | | | **Granted in 2006** | **1,375,000** |

The following is a summary of stock option transactions during 2006:

| | Number of shares | Weighted average exercise price |
|---|---|---|
| Balance at December 31, 2005 | 2,855,000 | $1.89 |
| Granted in 2006 | 1,375,000 | 5.05 |
| Exercised in 2006 | (1,770,000) | 1.33 |
| Terminated in 2006 | (25,000) | 5.35 |
| **Balance at December 31, 2006** | **2,435,000** | **$4.05** |

# management's DISCUSSION & ANALYSIS

Effective February 1, 2006 the company's Board of Directors revised certain stock option policies to include expiry dates five years from the date of grant and the following vesting provisions:

- Options granted to executive officers, directors and other head office personnel vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of Corriente and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.
- Options granted to Corriente subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of Corriente, as determined by the company's Board of Directors.

Of the 1,375,000 options granted during 2006, 123,436 had vested, 1,226,564 had not yet vested and 25,000 were terminated as of December 31, 2006. As at December 31, 2006, 1,208,436 of the company's 2,435,000 outstanding stock options had vested in accordance with the above-referenced vesting provisions.

## Outstanding Share Data

The company's authorized capital consists of 100,000,000 common shares without par value. As at March 28, 2007, there are issued and outstanding 74,752,393 common shares, and options to purchase an aggregate of 2,550,000 common shares, of which 1,219,997 had vested in accordance with the above-referenced vesting provisions.

## Mirador Project

Exploration at Mirador in 2006 focused on delimiting the mineralization of the Mirador Norte deposit to 100m drill spacing, with a total of 6780 metres in 39 core holes. A total of 2,149 samples from this drilling were assayed and accrued to the database with geological, geotechnical and geomechanical logging following the company's standard quality assurance / quality control procedures and logging protocols. The program was designed to provide geological and grade information to support a resource estimate.

Corriente engaged Mine Development Associates ("MDA") of Reno, Nevada in August 2006 to generate a block model and provide a mineral resource estimate for the Mirador Norte deposit, in compliance with the CIM Mineral Resource and Mineral Reserve definitions referred to in NI 43-101. MDA's Technical Report, issued in November 2006, reported new resources for the Mirador Norte deposit to include Indicated resources of 171Mt of 0.51% copper and 0.09 g/t gold (containing 1.9 billion pounds of copper and 490,000 oz gold) and Inferred resources of 45Mt at a grade of 0.51% copper and 0.07 g/t gold (containing 500 million pounds of copper and 100,000 oz gold). Both Indicated and Inferred resources were estimated at a 0.4% copper cut-off. These results were estimated from 68 diamond drill holes totalling over 13,000 metres of coring. This deposit is exposed at surface, but open at depth and to the south. The Qualified Person for the disclosure on Mirador and Mirador Norte resources is Steven Ristorcelli of MDA.

With the copper and gold mineral resources identified at Mirador Norte, the estimated resources available for processing by the planned Mirador Project concentrator increased by 28% to 11 billion pounds of copper.

Mirador Norte is located less than 1,000 metres from the planned Mirador Project milling facility. Confirmation of resources at Mirador Norte provides additional options for Mirador development that includes access to higher-grade enriched material from the shallow parts of Mirador Norte and the flexibility of being able to shift production from one pit to another.

Going forward, various combined mine planning options are being evaluated to maximize the economic returns using a common milling facility from resources that have been identified at Mirador and Mirador Norte. A program of metallurgical testing is already underway to confirm the company's expectation that the Mirador Norte mineralization will behave in a similar fashion to Mirador and can be processed using the same mill circuit.

### Environmental Sampling and Monitoring Work at Mirador and at Mirador Norte

The hydrological monitoring program at Mirador commenced in 2004 and currently includes 28 surface sampling points from the local drainages, 12 subsurface sampling points and the main discharge river of Tundayme. The Mirador Norte water sampling program began in 2005 and shares several of the same drainages as Mirador such as the Quimi and Wawayme River. An expanded surface and subsurface water monitoring program for Mirador Norte is currently under design.

### On-site Engineering and Construction

The permanent camp engineering is continuing to identify the final camp configuration and layout. Due to the remoteness of the mine, it is expected to house the majority of the work force in a permanent camp. The camp is currently being sized for 220 bedrooms, eating facilities for 300 people per meal plus recreational and medical areas.

### Power Alternatives

The company is currently evaluating several viable alternatives for the Mirador Project power supply. The estimated demand for the Mirador Project is 30 MW. The options under consideration include the following:

1. Connect to an existing hydroelectric plant that is located near the Mirador Project site. With planned expansions, this hydroelectric plant complex will have a capacity of 59 MW.
2. Develop a potential 56 MW (preliminary evaluation) hydroelectric project located approximately 15 km from the Mirador Project site.
3. Develop a potential 30 MW hydroelectric project located 70 km from the Mirador Project site.
4. Connect directly to the Ecuador electrical grid. The company is considering two options for the connection.
5. Install an onsite thermal power generation plant.

The above options are being evaluated for economic feasibility, stability, reliability, constructability, and maintainability. The company is confident that it can secure a reliable power supply for the Mirador Project's phase one needs and also for future expansion with several additional hydroelectric options near the Mirador site.

### Engineering and Procurement

In March 2006, the company's wholly owned subsidiary, Ecuacorriente S.A. signed a Letter of Award with SNC-Lavalin Chile S.A. ("SNC-Chile"), a member of the SNC-Lavalin Group of Companies of Canada ("SNC-Lavalin"), for full Engineering and Procurement Services for the start-up and expansion of the Mirador Project. SNC-Chile's experienced engineering group has extensive mine design and construction experience in South America, while overall, SNC-Lavalin is one of the leading groups of engineering and construction companies in the world.

Additionally, Ecuacorriente S.A. engaged SNC-Lavalin Engineers & Constructors, Inc. ("SNC-Canada") to prepare detailed engineering for the Mirador Project, which will incorporate the results of work done by SNC-Chile, the company and/or its consultants.

### Environmental Impact Assessment ("EIA")

On May 4, 2006, Corriente announced that the Mirador Project's EIA was approved by the Ministry of Energy and Mining ("MEM") of Ecuador.

The EIA covered both the environmental aspects of proposed mining operations in Mirador and community and social plans associated with the same project. During the lengthy preparation of the EIA, the company worked closely with the MEM to ensure that the report met all required government guidelines and regulations. The Mirador EIA is one of the most comprehensive documents on social and environmental issues ever submitted to the MEM in Ecuador for a mining project. The submission of the EIA and subsequent approval followed an extensive consultation process with local communities, which was carried out in late November and early December 2005.

As a requirement of the MEM's approval of the EIA, the company was required to post US $3,019,539 ($3,518,971) in favour of the MEM as a security deposit against the company's obligations under the EIA. The required security deposit amount will be reviewed on an annual basis by the MEM and will be adjusted as the project progresses to completion.

In September 2006, the company filed an amendment to the EIA to allow for mill, tailings and dump location changes to the original mine plan. Public consultations were successful and the company expects to receive approval of the amended EIA in the first half of 2007.

For the company to receive a mine operating permit for the Mirador Project, approvals for the amended EIA and construction and operating-related permit applications must be received from the MEM and other Ecuador governmental authorities during the course of development of the Mirador mine, prior to the beginning of mine operations.

**Suspension of Work**

In September 2006, Corriente's Board of Directors reviewed the development status of the Mirador Project and approved the placement of orders for long lead-time equipment for the project. This equipment included the main components of the grinding circuit such as the SAG and ball mills. The company was working on a timeline that had an estimated completion date of the Mirador Project and start of production during the fourth quarter of 2008. These items were on the critical path to meet that deadline.

In November 2006, a series of protests began that were held in the Morona-Santiago and Zamora-Chinchipe provinces against resource development in general. After a number of ineffective negotiating sessions were held with the protesters, the federal government asked the company to temporarily suspend its Mirador Project activities to aid in the negotiating process. In order to secure the safety and security of local communities and supporters, Corriente agreed to temporarily halt its field project work.

On January 25, 2007, the company announced that there would be a delay in the start of production at Mirador from late 2008 to approximately mid-2009. This delay is largely due to adjustments to long lead-time equipment deliveries as a result of the decision to move off of the previous accelerated Mirador Project development plan. This plan was based on having key permits and government agreements completed by January 2007. Since these agreements are still being processed and the company is restricted from resuming planned development activities at Mirador, the Board of Directors elected to minimize the company's Mirador Project obligations.

This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt (refund received by the company on April 13, 2007).

Engineering, project planning and procurement timelines for the Mirador Project are currently being adjusted, pending resolution of the protests and other factors including acceptance of the company's amended EIA, receipt of the mine development permit and completion of an investment contract.

**Community Relations**

The company has designed and implemented its community relations ("CR") plans after identifying the local communities most impacted by the company's future mining activities and their respective needs. The company's CR plans focus on the critical needs of the communities and are regularly reviewed to ensure appropriateness and effectiveness.

The company continues to be committed to local communities in all aspects of its mining and economic development activities. In 2006, the company had active initiatives and provided financial resources in the areas of education, employment, health, building assistance, environmental preservation, and cultural and economic development programs.

**Personnel**

Beginning in the second quarter of 2006, the company began hiring key management and technical staff for its Ecuador operating group, focused on the development and operations of the company's Mirador copper-gold project. Management is very pleased with the high level of experienced technical and management expertise that have been attracted to the Mirador Project.

In connection with the Mirador Project timeline extension referenced above, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

## Exploration

**Panantza-San Carlos**

Corriente is currently about halfway through the first phase of 16000 metres of drilling on the Panantza project. This is the start of a planned two-year program to complete a feasibility study at Panantza and San Carlos, which is designed to incorporate the Panantza and San Carlos concessions into a single large copper development opportunity with aggregate inferred resources of 1.05 billion tonnes at a grade of 0.63% copper. As the two mineralized centres are only four kilometres apart, the plan will be to provide a single processing facility for both open pits with concentrator mill throughputs of up to 150,000 tonnes/day.

Previous inferred resources at Panantza, using a 0.4% copper cut-off, total approximately 395 million tonnes grading 0.67% copper containing 5.8 billion pounds of copper. Inferred resources at San Carlos total approximately 657 million tonnes grading 0.61% copper and containing 8.8 billion pounds of copper. The new drilling will attempt to expand the resources and convert inferred resources to the indicated category.

Panantza, which is located in southeast Ecuador approximately 40 km north of our Mirador Project, was last drilled in 2001. Results from the previous drilling at Panantza included holes PA013 with 299 metres of 0.76% copper, hole PA012 with 269 metres of 0.97% copper, and PA017 with 64 metres of 1.29% secondary copper at the surface followed by 383m of 0.75% copper.

In 2006, an additional 25 holes totalling 8400 metres were completed. Results include hole PA039 with 17 metres of 1.31% copper in a secondary copper horizon overlying 399 metres of 0.66% copper, hole PA041 with 443 metres of 0.60% copper, and hole PA052 with 276 metres of 0.77% copper.

One purpose of this drilling was to define the southern edge of Panantza's mineralization. However, rather than delineate the edge of the Panantza deposit, the most recent results indicate the Panantza mineralization extends farther south than previously recognized. The southernmost holes drilled, PA033 and PA034, were both terminated in copper mineralization averaging over 0.8% Cu at the hole bottoms, at approximately 330 metres and 342 metres deep respectively. The Panantza drill plan has now been expanded to complete additional holes to follow this mineralization to the south.

In addition, the deepest holes from this round of drilling (such as PA051) indicate mineralization extends more than 200 metres deeper than previous drilling in the southwest portion of the deposit and mineralization remains open for further extension at depth. The deposit is also still open to the south and west.

San Carlos is a large copper-molybdenum mineralized porphyry system with dimensions of about 2000 metres x 2500 metres. The mineralization has been tested with 25 diamond drill holes at variable spacing. The current inferred resource estimate based on these drill holes is 657 million tonnes at 0.61% copper, calculated at a 0.4% copper cut-off.

The Qualified Person for this disclosure is John Drobe, P. Geo, Chief Geologist for the company.

The company feels that the Panantza-San Carlos concessions represent a rare opportunity to capitalize on six years of community work, project engineering and management development that has been built around the nearby Mirador Project. This body of knowledge will significantly assist in the project development process and at the same time allow the company to take economic advantage of infrastructure that is being put in place for the Mirador mine.

**Tundayme/Piedra Liza Gold Exploration Targets – Proposed Spin-off**

Corriente recently engaged an independent consultant to complete a review of its Ecuador gold concession package totalling 6,600 hectares containing encouraging gold targets that are not part of the company's foreseeable copper development programs within the Corriente Copper Belt. Following completion of this review and accompanying 43-101 Technical Report, the company plans to distribute ownership of these concession rights to existing shareholders in the second quarter of 2007.

The gold concessions include the Tundayme prospect, which is immediately adjacent to Corriente's Mirador copper deposit land holdings and is approximately 15 km from Aurelian Resources Inc.'s newly discovered Fruta del Norte gold zone. The Tundayme prospect has approximately 8 km of north-south trending structures that extend along strike to the Mirador Project. This 8 km trend is oriented in the same direction as the Fruta del Norte mineralized trend and parts have had preliminary prospecting and soil sampling performed by Corriente. Further work is required to follow-up anomalous gold soil and rock samples from that initial work. Also included is a second set of concessions approximately 50 km southwest of Mirador called the Piedra Liza prospect. Within the Piedra Liza prospect, four clusters of anomalous gold soil samples occur over a 6 km trend that is on-strike and north of the Nambija area, which has produced over three million ounces of gold by local estimates. Follow-up ground work identified

# management's DISCUSSION & ANALYSIS

altered rock samples with maximum gold values at 1 - 4 g/t. The Qualified Person for this disclosure is John Drobe, P.Geo, Chief Geologist for the company.

Corriente is a copper development company and remains focused on moving its Mirador copper-gold project into production, along with development of the large Panantza-San Carlos copper complex in the north of the Corriente Copper Belt. The Tundayme and Piedra Liza gold prospects are not considered core to Corriente's copper growth plans and will be transferred to a new corporation that will be financed separately from Corriente.

### Financial Results of Operations

All of the financial information referenced below is expressed in Canadian dollars and has been prepared in accordance with Canadian GAAP, applied on a consistent basis.

**Financial Data for Last Three Fiscal Years**

| Fiscal year ended | Dec 31-06 | Dec 31-05 | Dec 31-04 |
|---|---|---|---|
| Total revenues (000's) | $ 0 | $ 0 | $ 0 |
| Loss (income) before extraordinary items (000's) | $ (1,403) | $ 3,344 | $ 714 |
| Loss (income) (000's) | $ (1,403) | $ 3,344 | $ 714 |
| Basic and diluted loss (income) per share | $ (0.02) | $ 0.07 | $ 0.02 |
| Cash and cash equivalents (000's) | $ 127,110 | $ 32,441 | $ 12,603 |
| Total assets (000's) | $ 195,997 | $ 67,100 | $ 40,502 |
| Total long-term financial liabilities (000's) | $ 0 | $ 0 | $ 0 |
| Total shareholders' equity (000's) | $ 188,737 | $ 66,124 | $ 39,755 |
| **Cash dividends declared per share** | **$ 0.00** | **$ 0.00** | **$ 0.00** |

The company's operations during the year ended December 31, 2006 produced income of $1,403,028 or $0.02 per share (basic and diluted) compared to a loss of $3,344,139 or $0.07 per share for 2005 and $714,062 or $0.02 per share for 2004. In years of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive. As the company has not owned any revenue-producing mineral properties, no mining revenues have been recorded to date. The income in 2006 was due to the interest income earned on the company's cash and cash equivalents balances. Interest income increased significantly to $3,994,855 in 2006 from $209,422 in 2005 and $382,237 in 2004, due to much higher cash and cash equivalents balances invested and generally higher interest rates. The company also realized a gain of $336,253 (2005 – loss of $96,877; 2004 – gain of $199,323) on securities sold in 2006, which had been received as proceeds from the sale of previously-written off assets to third parties in prior years.

Deferred mineral property development and acquisition charges on the company's Mirador Project and exploration target projects within the Corriente Copper Belt totalled $27,043,105 for 2006 versus $8,985,744 during 2005 and $8,662,891 for 2004, reflecting the company's significant work in furthering development of the Mirador starter mine. As in recent years, all exploration work in 2006 was contained to the company's Corriente Copper Belt mineral properties.

Total administration expenses increased for 2006 to $2,949,131 from $2,639,979 in 2005 and $1,778,010 in 2004. The increase in 2006 is primarily due to an overall increase in activity. Legal and accounting fees increased to $536,589 (2005 – $149,214; 2004 – $82,459) due to work related to the company's April 2006 successful listing on the American Stock Exchange and preliminary work throughout the year regarding compliance with upcoming regulatory requirements. Management fees, wages and benefits, which includes non-cash stock-based compensation expense, decreased to $1,458,749 (2005 – $1,811,185; 2004 – $1,146,396). Excluding non-cash stock-based compensation expense, management fees, wages and benefits increased to $891,015 (2005 – $586,911; 2004 – $436,972) due to an increase in management salaries and directors fees as a result of an annual review of senior management compensation performed by the Compensation Committee of the Board of Directors, and also a higher number of support staff. Regulatory fees increased significantly to $192,625 (2005 – $56,071; 2004 – $26,735) due to increased stock exchange sustaining fees based on the company's higher market capitalization and also the fact that the company is trading on an additional major stock exchange. Travel increased to $124,156 (2005 – $91,378; 2004 – $74,053) due to increased out-of-town shareholder presentations and more corporate development activities. Office and related expenses increased to $234,463 (2005 – $172,617; 2004 – $157,157) mainly due to the outsourcing of information technology support and higher insurance costs.

Included in management fees, wages and benefits was non-cash stock-based compensation expense of $567,734 for 2006, $1,224,274 for 2005 and $709,424 for 2004, for which an equivalent amount was added to shareholders' equity. These amounts reflected the fair value of stock options vested as calculated using the Black-Scholes Option Pricing Model.

**Financial Data for Last Eight Quarters**

| Three months ended | Dec-06 | Sep-06 | Jun-06 | Mar-06 | Dec-05 | Sep-05 | Jun-05 | Mar-05 |
|---|---|---|---|---|---|---|---|---|
| Total revenues (000's) | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 |
| Loss (earnings) (000's) | $ (886) | $ (478) | $ (227) | $ 188 | $ 3,272 | $ 1,404 | $ 378 | $ (1,710) |
| **Loss (earnings) per share** | **$ (0.01)** | **$ (0.01)** | **$ 0.00** | **$ 0.00** | **$ 0.07** | **$ 0.03** | **$ 0.01** | **$ (0.04)** |

As the company has not had any revenue-producing mineral properties, no mining revenues have been recorded to date. The significant income generated in the last seven months of 2006 was due to higher cash and cash equivalents balances (due to receipt of funds pursuant to the public offering financing that closed in May 2006) invested and generally higher interest rates. In the second quarter of 2006, the company realized a gain on the receipt and sale of shares received from prior years' asset sales. In the fourth quarter of 2005, the company's significant loss was mainly due to the write-down of previously deferred power project costs and in the first quarter of 2005, the company's significant income was due to the gain recorded on the receipt of shares on assets previously written off.

In recent years, the company's losses generally reflected the impact and timing of the recording of non-cash stock-based compensation expenses attributable to the Black Scholes Option Pricing Model calculation of the fair value of stock options vested, offset by interest income earned from cash and cash equivalents on hand.

### Related Party Transactions

Included in management fees, wages and benefits expense, mineral property expenditures and corporate development and shareholder expenses are expenditures of $Nil (2005 – $48,599; 2004 – $124,194), $Nil (2005 – $60,500; 2004 – $ Nil) and $Nil (2005 – $Nil; 2004 – $66,667), respectively, for the year ended December 31, 2006 in respect of administrative and technical services provided by companies affiliated with employed officers. Included in legal and accounting are fees of $2,600 (2005 – $ 710; 2004 – $ Nil) for the year ended December 31, 2006 in respect of tax services provided by a firm employing a director of the company.

### Fourth Quarter

During the fourth quarter of 2006, the company's cash and cash equivalents balance decreased by $7,557,868, predominantly due to development and exploration costs in Ecuador. Additionally, the company recorded income in the fourth quarter of 2006 of $885,340, which was due primarily to the earning of $1,506,888 in interest income. Offsetting this was legal and accounting fees in the fourth quarter totalling $222,518, reflecting preliminary work regarding compliance with upcoming regulatory requirements and an increase in estimated audit fees for the current year. Corporate development and shareholder expenses totalled $153,195 because of increased investor relations activities.

### Subsequent Events

Subsequent to December 31, 2006 the company granted 290,000 options to certain employees at a price of $4.10.

On January 25, 2007, the company announced that it was extending the Mirador Project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt.

In connection with this timeline extension, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

## Accounting Estimates, Policies and Standards

As a new Canadian accounting standard is released, the Chief Financial Officer undertakes a review and evaluation to determine if it is applicable. If there is any uncertainty in its applicability, Corriente solicits the input of its professional advisors and Audit Committee. If the new standard is applicable to Corriente, it is then analyzed and summarized in a manner that effectively documents and evaluates the impact on Corriente, and to determine the immediate action, if any, Corriente would need to undertake in order to comply with the new standard. Quarterly, the documented standards are reviewed, and updated as required, to ensure that a standard is still applicable, and that Corriente remains in compliance.

The details of the company's significant accounting policies are presented in note 2 of the company's audited consolidated financial statements, which can be found on SEDAR. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the company's financial statements and the uncertainties that could have a bearing on its financial results.

### Mineral Properties

The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company's mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

### Asset impairment

When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

### Stock-based Compensation

Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the estimated volatility figure, and the estimate of the period in which an option will be exercised can have a significant impact on the costs recognized for stock based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until near their expiry date because historical experience supports this assumption. However, the exercise of options may occur at times different than those estimated, or options may expire unexercised. For options which vest over future periods, management makes an estimate of the percentage of options which are expected to be forfeited prior to vesting based on historical experience, which may not be an accurate indicator of future results. No adjustment is made for actual experience, except for options which vest at specific dates over time, where management updates its estimate of the number of unexercised options which are expected to vest in the future. Such fair value is estimated using the Black-Scholes Option Pricing Model, the assumptions of which can be found in note 6 (c) of the company's consolidated financial statements for the year ended December 31, 2006.

### Environmental protection practices

The company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

The company conducts its mineral exploration and development activities in compliance with applicable environmental protection legislation. The company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the company.

## Liquidity and Capital Resources

Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash and cash equivalents flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Working capital calculations or changes are not measures of financial performance (nor do they have standardized meanings) under either Canadian GAAP or US GAAP. In evaluating these measures, readers should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Working capital (defined as current assets minus current liabilities) as at December 31, 2006 was $120,064,518, compared to $31,621,262 at December 31, 2005 and $12,505,593 at December 31, 2004. The increases for 2006 and 2005 are primarily due to public offerings completed on May 25, 2006 that raised net proceeds of $117,662,735 and on December 29, 2005 that raised net proceeds of $27,853,364.

The main cash and cash equivalents flows applied to investing activities during the year ended December 31 2006 were for mineral property expenditures mainly associated with the development of the planned Mirador mine of $21,553,066 (2005 - $8,642,746; 2004 - $8,452,935), a security deposit of US$3,019,539 ($3,518,971) with the Ministry of Energy and Mining of Ecuador for the Mirador Project EIA, payments to acquire property, plant and equipment of $1,882,845 (2005 - $154,859; 2004 - $213,820) and expenditures on the Sabanilla Power Project of $Nil (2005 - $1,034,449; 2004 - $1,704,662). Proceeds from sales of marketable securities resulted in additional cash proceeds of $336,253 (2005 - $2,339,123; 2004 - $529,323).

As at December 31, 2006, the company had 74,752,393 (fully diluted – 77,187,393) common shares issued and outstanding versus 53,751,393 (fully diluted – 56,606,393) and 45,421,393 (fully diluted – 49,055,141) for 2005 and 2004, respectively. There was one public offering in 2006 of 19,231,000 common shares that raised $125,001,500 before issue costs of $7,338,765 and one public offering in 2005 of 7,605,000 common shares that raised $30,039,750 before issue costs of $2,186,386. There were no share offerings in 2004.

Also contributing to the increase in working capital was cash and cash equivalents received from the exercise of stock options. In 2006, 1,770,000 (2005 – 475,000; 2004 – 315,000) stock options were exercised, generating proceeds of $2,354,950 (2005 - $435,250; 2004 - $304,350).

There were no share purchase warrants outstanding or exercised in 2006, but in 2005, 250,000 (2004 – 3,500,098) warrants were exercised, for proceeds of $200,000 (2004 - $3,928,512).

Subsequent to December 31, 2006, the company granted 290,000 options to head office personnel at an exercise price of $4.10 per share. To date, no other share or security issues have occurred subsequent to December 31, 2006.

Historically, the company's capital requirements have been met by equity subscriptions. While the company's current working capital is considered sufficient to fund the company's administrative overhead for the next several years, substantial capital is required to complete the company's Mirador Project and other Corriente Copper Belt resource development. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and project development activity and foreign exchange fluctuations.

# management's DISCUSSION & ANALYSIS

### Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the company strives to manage such risks to the extent possible and practical. Following are the risk factors which the company's management believes are most important in the context of the company's business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the company may not be suitable for all investors.

#### Foreign Country and Political Risk

The mineral properties on which the company is actively pursuing its exploration and development activities are all located in Ecuador, South America. As a result, the company is subject to certain risks, including currency fluctuations and possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights. In recent history, Ecuador has undergone numerous political changes at the presidential and congressional levels. Also, mineral exploration and mining activities may be affected in varying degrees by political instability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the company and may adversely affect its business. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

In November 2006, Rafael Correa won the Ecuador Presidential run-off election over Alvaro Noboa but did not officially take office until January 15, 2007. During this transition period, the administration of President Alfredo Palacio experienced a number of indigenous protests in southeast Ecuador which eventually resulted in the suspension of the company's exploration and development activities (see Mirador Project – Suspension of Work) and a delay in the Mirador Project's development timeline.

Since President Correa's January 15, 2007 inauguration, his administration has focused primarily on exacting electoral and governmental reforms, which would result in the creation of a Constitutional Assembly and eventual re-writing of the Ecuador Constitution. These reforms are being met with substantial opposition from Congress.

While management believes that the current political climate in Ecuador will stabilize, there can be no certainty that this will be the case in the near future. Presently, management believes that the company's Ecuador operations will not be affected in the long-term and that any disruption to its Mirador Project will be resolved.

To mitigate such risk, the company funds its Ecuador operations on an as-needed basis and works closely with federal and territorial governments and community groups. The company does not presently maintain political risk insurance for its foreign exploration and development projects.

#### Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Due in some cases to factors that cannot be foreseen, only a small proportion of the properties that are explored are ultimately developed into producing mines. There is no assurance that the company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. At present, only the company's Mirador Project property has proven or probable reserves while any planned exploration programs for the company's other properties are exploratory searches for proven or probable reserves. The mining areas presently being assessed by the company may not contain economically recoverable volumes of minerals or metals.

The operations of the company may be disrupted by a variety of risks and hazards which are beyond the control of the company, including labour disruptions, the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the conduct of exploration programs. Once economically recoverable volumes of minerals are found, substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or have sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing copper, gold and other mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of copper or other minerals produced, which have fluctuated widely in the past, the company may determine that it is impractical to commence or continue commercial production.

An additional project risk includes the current high demand for major components and resources utilized in a mine's construction and operation, including equipment, parts and qualified employees. These same conditions may also adversely impact the mine's construction schedule if an inordinate demand on metals causes shortages or cost increases.

#### Surface Rights and Access

Although the company acquires the rights to some or all of the minerals in the ground subject to the tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or land owners, it is necessary, as a practical matter, to negotiate surface access.

There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the company may need to rely on the assistance of local officials or the courts in such jurisdiction.

#### Estimates of Mineral Resources and Production Risks

The Mineral Resource estimates disclosed by the company are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, earthquakes, fire, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Consequently, the company's estimated Mineral Resources should not be interpreted as assurances or evidence of commercial viability or potential or of the profitability of any future operations.

#### Financing Risks

The company has limited financial resources, has no source of operating cash and cash equivalents flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the company's properties will be dependent upon the company's ability to obtain financing through joint venturing, equity or debt financing or other means, and although the company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the company will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of its projects. Additional funds raised by the company through the issuance of equity or convertible debt securities will cause the company's current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the company's common stockholders.

The company does not have any contractual restrictions on its ability to incur debt and expects to incur significant amounts of indebtedness to finance development of its Mirador mine project. Any such indebtedness could contain covenants which would restrict the company's operations.

**Limited Experience with Development-Stage Mining Operations**
The company has no previous experience in placing mineral properties into production and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies or contractors that can provide such expertise. There can be no assurance that the company will have available to it the necessary expertise when and if it places its mineral properties into production.

**Base Metals Prices**
The principal activity of the company is the exploration and development of copper-gold mineral properties. The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist for the sale of the same. Factors beyond the control of the company may affect the marketability of any substances discovered. Base metals prices have fluctuated widely, particularly in recent years. The feasible development of such properties is highly dependent upon the price of copper and, to a lesser extent, gold. A sustained and substantial decline in commodity copper prices could result in the write-down, termination of exploration and development work or loss of its interests in identified mineral properties.

**Competition**
The company competes with many companies that have substantially greater financial and technical resources for the acquisition of mineral properties and mining and processing equipment, the securing of engineering services and the recruitment and retention of qualified employees and consultants.

**Environmental and other Regulatory Requirements**
The activities of the company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Companies engaged in exploration and development activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits which the company may require for exploration and development of its properties will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the company may undertake.

The company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities resulting from exploration and/or mining activities and these may be costly to remedy. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Corriente's policy is to abide by the regulations and requirements of Ecuador and the company's EIA.

**Uninsured or Uninsurable Risks**
The company may become subject to liability for pollution or hazards against which it cannot insure against or which it may elect not to insure where premium costs are disproportionate to the company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration, development and production activities.

**Title Matters**
Title to and the area of mining concessions may be disputed. Although the company has taken steps to verify the title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects or the rights of indigenous peoples.

**Repatriation of Earnings**
Currently there are no restrictions on the repatriation from Ecuador of earnings to foreign entities. However, there can be no assurance that restrictions on repatriation of earnings from Ecuador will not be imposed in the future.

**Dependence on Key Personnel**
The company's development to date has largely depended on, and in the future will continue to depend on, the efforts of key management, project management and operations personnel. Loss of any of these people could have a material adverse effect on the company and its business. The company has not obtained and does not intend to obtain key-person insurance in respect of any directors or other of its employees.

**Share Price Fluctuations**
In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development-stage companies such as the company, have experienced wide fluctuations in price which have not necessarily been related to the underlying asset values or prospects of such companies. Price fluctuations will continue to occur in the future.

**No Dividends**
The company has no history of earnings from operations and, due to the nature of its business, there can be no assurance that the company will ever be profitable. Investors cannot expect to receive a dividend on their investment in the company in the foreseeable future, if ever. Investors should not expect to receive any return on their investment in the company's securities other than possible capital gains.

**Currency Risk**
The company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company's cash and cash equivalents, net of overdrafts at year-end was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Canadian dollar | $125,063,312 | $ 32,349,744 | $12,366,062 |
| U.S. dollar | US$ 1,756,794 | US$ 78,200 | $ 196,976 |
| December 31 closing exchange rate (Cdn$ to US$) | 1.1654 | 1.1630 | 1.2020 |

# auditors' REPORT

**To the Shareholders of Corriente Resources Inc.**

We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of changes in its shareholders' equity, loss and deficit and cash flows for each year in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements, after the restatement of the U.S. GAAP reconciliation described in note 13, present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations, changes in its shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

**PricewaterhouseCoopers LLP (signed)**

Chartered Accountants

Vancouver, BC

March 29, 2007

**Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference**

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as a restatement as described in note 13 to the financial statements. Our report to the shareholders dated March 29, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles or a restatement in the auditors' report when they are properly accounted for and adequately disclosed in the financial statements.

**PricewaterhouseCoopers LLP (signed)**

Chartered Accountants

Vancouver, B.C.

March 29, 2007

# consolidated BALANCE SHEETS

Corriente Resources Inc. (A Development Stage Enterprise)

AS AT DECEMBER 31, 2006 AND 2005
EXPRESSED IN CANADIAN DOLLARS

| | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 127,110,679 | $ 32,440,690 |
| Prepayments and other current assets | 213,856 | 156,816 |
| | 127,324,535 | 32,597,506 |
| **Mineral properties** (note 3) | 61,249,060 | 34,205,955 |
| **Plant and equipment** (note 4) | 2,490,457 | 265,617 |
| **Other assets** (note 5) | 4,933,384 | 30,930 |
| **TOTAL ASSETS** | $ 195,997,436 | $ 67,100,008 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable relating to mineral properties | $ 6,448,508 | $ 386,546 |
| Accounts payable relating to plant and equipment | 547,638 | |
| Accounts payable and accrued liabilities | 263,871 | 589,698 |
| | 7,260,017 | 976,244 |
| **Shareholders' Equity** | | |
| **Share capital** (note 6 (b)) | 233,552,783 | 112,367,655 |
| **Options** (note 6 (c)) | 2,584,710 | 2,622,248 |
| **Contributed surplus** | 993,697 | 930,660 |
| **Deficit** | (48,393,771) | (49,796,799) |
| | 188,737,419 | 66,123,764 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 195,997,436 | $ 67,100,008 |

**Commitments** – note 3

**Subsequent events** – note 15

Approved by the Board of Directors

________________ Director
Kenneth R. Shannon (signed)

________________ Director
Anthony Holler (signed)

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Corriente Resources Inc. (A Development Stage Enterprise)

**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004**

EXPRESSED IN CANADIAN DOLLARS

| | Common Shares | | Estimated Fair Value | | | | |
|---|---|---|---|---|---|---|---|
| | Number | Share Capital | Options | Share Purchase Warrants | Contributed Surplus | Deficit | Total Shareholders' Equity |
| Since inception: | | | | | | | |
| Common shares issued for cash, net of issue costs | 31,919,872 | $ 68,953,436 | $ – | $ – | $ – | $ – | $ 68,953,436 |
| Common shares issued for cash pursuant to exercise of warrants | 2,239,946 | 2,380,513 | – | – | – | – | 2,380,513 |
| Common shares issued for cash pursuant to exercise of options | 575,000 | 463,250 | – | – | – | – | 463,250 |
| Common shares issued for mineral property interests | 6,871,477 | 6,787,054 | – | – | – | – | 6,787,054 |
| Fair value of warrants issued | – | – | – | 597,506 | 676,407 | – | 1,273,913 |
| Fair value of options exercised | – | 286,608 | (286,608) | – | – | – | – |
| Fair value of warrants exercised | – | 170,326 | – | (170,326) | – | – | – |
| Fair value of warrants expired | – | – | – | (254,253) | 254,253 | – | – |
| Stock based compensation expense on unexercised vested options | – | – | 1,407,222 | – | – | – | 1,407,222 |
| Losses since inception | – | – | – | – | – | (45,738,598) | (45,738,598) |
| Balance at December 31, 2003 | 41,606,295 | 79,041,187 | 1,120,614 | 172,927 | 930,660 | (45,738,598) | 35,526,790 |
| Common shares issued for cash pursuant to exercise of warrants | 3,500,098 | 3,928,512 | – | – | – | – | 3,928,512 |
| Common shares issued for cash pursuant to exercise of options | 315,000 | 304,350 | – | – | – | – | 304,350 |
| Fair value of options exercised (note 6 (c)) | – | 174,876 | (174,876) | – | – | – | – |
| Fair value of warrants exercised | – | 76,472 | – | (76,472) | – | – | – |
| Stock based compensation expense on unexercised vested options (note 6 (c)) | – | – | 709,424 | – | – | – | 709,424 |
| Loss for the year ended December 31, 2004 | – | – | – | – | – | (714,062) | (714,062) |
| Balance at December 31, 2004 | 45,421,393 | 83,525,397 | 1,655,163 | 96,455 | 930,660 | (46,452,660) | 39,755,015 |
| Common shares issued for cash pursuant to private placements, net of issue costs | 7,605,000 | 27,853,364 | – | – | – | – | 27,853,364 |
| Common shares issued for cash pursuant to exercise of options | 475,000 | 435,250 | – | – | – | – | 435,250 |
| Common shares issued for cash pursuant to exercise of warrants | 250,000 | 200,000 | – | – | – | – | 200,000 |
| Fair value of options exercised (note 6 (c)) | – | 257,189 | (257,189) | – | – | – | – |
| Fair value of warrants exercised | – | 96,455 | – | (96,455) | – | – | – |
| Stock based compensation expense on unexercised vested options (note 6 (c)) | – | – | 1,224,274 | – | – | – | 1,224,274 |
| Loss for the year ended December 31, 2005 | – | – | – | – | – | (3,344,139) | (3,344,139) |
| Balance at December 31, 2005 | 53,751,393 | 112,367,655 | 2,622,248 | – | 930,660 | (49,796,799) | 66,123,764 |
| Common shares issued for cash pursuant to private placements, net of issue costs | 19,231,000 | 117,662,735 | – | – | – | – | 117,662,735 |
| Common shares issued for cash pursuant to exercise of options | 1,770,000 | 2,354,950 | – | – | – | – | 2,354,950 |
| Fair value of options exercised (note 6 (c)) | – | 1,167,443 | (1,167,443) | – | – | – | – |
| Fair value of options terminated (note 6 (c)) | – | – | (63,037) | – | 63,037 | – | – |
| Stock based compensation expense on unexercised vested options (note 6 (c)) | – | – | 1,192,942 | – | – | – | 1,192,942 |
| Income for the year ended December 31, 2006 | – | – | – | – | – | 1,403,028 | 1,403,028 |
| Balance at December 31, 2006 | 74,752,393 | $ 233,552,783 | $ 2,584,710 | $ – | $ 993,697 | $ (48,393,771) | $ 188,737,419 |



The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF LOSS AND DEFICIT

Corriente Resources Inc. (A Development Stage Enterprise)

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

EXPRESSED IN CANADIAN DOLLARS

| | 2006 | 2005 | 2004 | For the period from inception (February 16, 1983) to December 31, 2006, unaudited |
|---|---|---|---|---|
| **Administration** | | | | |
| Management fees, wages, benefits & stock-based compensation | $ 1,458,749 | $ 1,811,185 | $ 1,146,396 | $ 8,641,226 |
| Legal and accounting | 536,589 | 149,214 | 82,459 | 2,352,708 |
| Corporate development and shareholder expenses | 349,643 | 344,218 | 276,906 | 2,516,603 |
| Office and related | 234,463 | 172,617 | 157,157 | 2,709,574 |
| Regulatory fees | 192,625 | 56,071 | 26,735 | 555,175 |
| Travel | 124,156 | 91,378 | 74,053 | 870,551 |
| Other | 52,906 | 15,296 | 14,304 | 346,649 |
| | 2,949,131 | 2,639,979 | 1,778,010 | 17,992,486 |
| **Other expenses (income)** | | | | |
| Interest income | (3,994,855) | (209,422) | (382,237) | (7,392,021) |
| Loss (gain) on sale of marketable securities (note 11) | (336,253) | 96,877 | (199,323) | (1,125,312) |
| Foreign exchange loss (gain) | (58,667) | 9,379 | 58,219 | (23,290) |
| General exploration | 37,616 | 38,535 | 8,393 | 4,222,915 |
| Write-down of deferred power project costs | – | 2,739,111 | – | 2,739,111 |
| Gain on sale of assets | – | (1,970,320) | (549,000) | (4,417,284) |
| Other (note 12) | – | – | – | 36,397,166 |
| | (4,352,159) | 704,160 | (1,063,948) | 30,401,285 |
| **Loss (income) for the period** | (1,403,028) | 3,344,139 | 714,062 | 48,393,771 |
| **Deficit – beginning of period** | 49,796,799 | 46,452,660 | 45,738,598 | – |
| **Deficit – end of period** | $ 48,393,771 | $ 49,796,799 | $ 46,452,660 | $ 48,393,771 |
| **Loss (earnings) per share** | | | | |
| Basic | $ (0.02) | $ 0.07 | $ 0.02 | |
| Diluted | $ (0.02) | $ 0.07 | $ 0.02 | |
| **Weighted average number of shares outstanding** | | | | |
| Basic | 66,603,215 | 45,825,859 | 44,594,782 | |
| Diluted | 66,603,215 | 46,431,960 | 46,193,268 | |

The accompanying notes are an integral part of these consolidated financial statements.

# consolidated STATEMENTS OF CASH FLOWS

Corriente Resources Inc. (A Development Stage Enterprise)

**FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004**

EXPRESSED IN CANADIAN DOLLARS

| | 2006 | 2005 | 2004 | For the period from inception (February 16, 1983) to December 31, 2006, unaudited |
|---|---|---|---|---|
| **Cash flows from (applied to) operating activities** | | | | |
| Income (loss) for the period | $ 1,403,028 | $ (3,344,139) | $ (714,062) | $ (48,393,771) |
| Items not affecting cash | | | | |
| Stock-based compensation | 567,734 | 1,224,274 | 709,424 | 3,908,655 |
| Depreciation | 19,291 | 15,296 | 14,304 | 260,065 |
| Write-down of deferred power project costs | – | 2,739,111 | – | 2,739,111 |
| Gain on sale of assets | – | (1,882,000) | (549,000) | (3,254,486) |
| Loss (gain) on sale of marketable securities | (336,253) | 96,877 | (199,323) | (1,461,565) |
| Other (note 12) | – | – | – | 36,910,450 |
| Changes in non-cash working capital | | | | |
| Prepayments and other current assets | (57,040) | (61,483) | 139,155 | (142,053) |
| Accounts payable and accrued liabilities | (325,827) | 54,244 | 123,532 | (1,326,671) |
| | 1,270,933 | (1,157,820) | (475,970) | (10,760,265) |
| **Cash flows from (applied to) investing activities** | | | | |
| Mineral property costs, net of accounts payable | (21,553,066) | (8,642,746) | (8,452,935) | (80,507,485) |
| Other assets – EIA deposit | (3,518,971) | – | – | (3,518,971) |
| Payments to acquire plant and equipment, net of accounts payable | (1,882,845) | (154,859) | (213,820) | (3,925,199) |
| Proceeds from sale of marketable securities | 336,253 | 2,339,123 | 529,323 | 4,578,451 |
| Deferred power project costs | – | (1,034,449) | (1,704,662) | (2,739,111) |
| Deposit | – | – | – | (50,528) |
| | (26,618,629) | (7,492,931) | (9,842,094) | (86,162,843) |
| **Cash flows from financing activities** | | | | |
| Proceeds from issuance of share capital, net of issue costs | 120,017,685 | 28,488,614 | 4,232,862 | 225,718,373 |
| Repayment of long-term debt | – | – | – | (1,684,586) |
| | 120,017,685 | 28,488,614 | 4,232,862 | 224,033,787 |
| **Increase (decrease) in cash and cash equivalents** | 94,669,989 | 19,837,863 | (6,085,202) | 127,110,679 |
| **Cash and cash equivalents – beginning of period** | 32,440,690 | 12,602,827 | 18,688,029 | – |
| **Cash and cash equivalents – end of period** | $ 127,110,679 | $ 32,440,690 | $ 12,602,827 | $ 127,110,679 |

**Supplemental cash flow information** (note 10)



The accompanying notes are an integral part of these consolidated financial statements.

EXPRESSED IN CANADIAN DOLLARS

## 1 Nature of operations

Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties in Ecuador, South America. The company considers itself to be a development stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, receipt of necessary permits and regulatory approvals, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties. The investment in and expenditures on mineral properties comprise a significant portion of the company's assets.

## 2 Significant accounting policies

### Basis of presentation
These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which as described in note 13, differ in certain respects from accounting principles generally accepted in the United States of America.

### Basis of consolidation
The consolidated financial statements include the accounts of the company, its subsidiaries, all of which are wholly-owned and any variable interest entities ("VIEs") where the company is the primary beneficiary. The company has determined that it does not have any VIEs as at December 31, 2006 and 2005. All significant inter-company balances have been eliminated.

### Mineral properties
The company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, exploration and development expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold, abandoned, the company's mineral rights allowed to lapse or written down to fair value if the properties are impaired.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written down to fair value if the properties are abandoned, become impaired or the claims allowed to lapse.

### Asset impairment
When events or changes in circumstances indicate that the carrying amounts of the related mineral properties, plant and equipment may not be recoverable, management of the company reviews and evaluates the carrying value of each asset for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an asset is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 "Impairment of Long-Lived Assets".

### Plant and equipment
Depreciation of plant and equipment is provided on a declining-balance basis over their estimated useful lives at annual rates of between 20% and 30%, commencing when the related asset is available for use.

### Cash and cash equivalents
Cash and cash equivalents comprise cash on deposit with banks, net of overdrafts and highly liquid short-term interest bearing investments with a term to maturity at the date of purchase of 90 days or less from the date of acquisition.

### Marketable securities
Marketable securities are carried at the lower of cost and quoted market value.

### Foreign currency translation
The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation, which is translated at the same rate as the assets to which they relate. Translation gains and losses are reflected in the company's reported income or loss for the period.

### Income taxes
Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized.

### Earnings/loss per share
Earnings or loss per share are presented for basic and diluted loss (income). Basic earnings per share is computed by dividing income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. In years of loss, basic and diluted loss per share are the same because the effect of potential issuances of shares under options and warrants would be anti-dilutive.

### Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of possible impairment of its mineral properties. Actual results could differ from those reported.

### Stock-based compensation plan
The company has a stock-based compensation plan as described in note 6 (c).

The company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense or a charge to mineral properties in the period the options are vested, ranging from terms of up to 48 months, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

### Asset retirement obligations
The company accounts for asset retirement obligations ("ARO") by recognizing the fair value of a liability for an ARO in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The company has determined that it has no material ARO's at December 31, 2006 and 2005.

### Comparative figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

## 3 Mineral properties

### Corriente Copper Belt, Ecuador
Under various agreements signed and completed with certain Ecuadorian subsidiaries of BHP Billiton Plc ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's mineral properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt) in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these mineral properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has options to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos mineral properties upon the payment of US$2 million to BHP Billiton for each such option exercised.

Following is a summary of the company's deferred mineral property expenditures.

| Corriente Copper Belt | Mirador/ Mirador Norte | Panantza/ San Carlos | Other(1) | Total |
|---|---|---|---|---|
| Balance December 31, 2003 | $ 9,950,077 | $ 2,603,113 | $ 4,004,130 | $ 16,557,320 |
| Property acquisition | 493,112 | 5,309 | – | 498,421 |
| Deferred exploration and development costs, net of accounting for exchange of mineral property interests | 9,441,051 | 935,674 | (2,212,255) | 8,164,470 |
| **Balance December 31, 2004** | **19,884,240** | **3,544,096** | **1,791,875** | **25,220,211** |
| Property acquisition | 386,955 | – | – | 386,955 |
| Deferred exploration and development costs | 8,412,692 | 160,627 | 25,470 | 8,598,789 |
| **Balance December 31, 2005** | **28,683,887** | **3,704,723** | **1,817,345** | **34,205,955** |
| Property acquisition | 2,313,836 | 59,260 | – | 2,373,096 |
| Deferred exploration and development costs | 20,417,923 | 2,478,768 | 1,773,318 | 24,670,009 |
| **Balance December 31, 2006** | **$ 51,415,646** | **$ 6,242,751** | **$ 3,590,663** | **$ 61,249,060** |

(1) – comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu, Trinidad and Dolorosa copper and copper-gold and Tundayme/Piedra Liza gold exploration targets in the Corriente Copper Belt.

**Mineral Property Titles**

Although the company has taken steps to verify the title to mineral properties it has acquired, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

**Other**

In 2003, the company sold the shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Pursuant to the original and subsequently amended sale agreement, the company received a total of US$50,000 and 400,000 equivalent shares of the purchaser. Should the Taca-Taca property achieve commercial production, the purchaser is obligated to pay the company a further US$1,000,000.

During the course of 2004 to 2006, the company sold the shares received (note 11).

## 4 Plant and equipment

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated Depreciation | Net | Cost | Accumulated Depreciation | Net |
| Construction barge | $ 1,401,529 | $ – | $ 1,401,529 | $ – | $ – | $ – |
| Computer equipment | 792,580 | 262,782 | 529,798 | 218,291 | 161,620 | 56,671 |
| Vehicles | 290,950 | 69,634 | 221,316 | 201,965 | 50,796 | 151,169 |
| Office furniture and equipment | 253,473 | 74,519 | 178,954 | 71,742 | 57,638 | 14,104 |
| Communications equipment | 117,471 | 18,853 | 98,618 | 18,284 | 9,272 | 9,012 |
| Field equipment | 88,041 | 27,799 | 60,242 | 57,326 | 22,665 | 34,661 |
| | **$ 2,944,044** | **$ 453,587** | **$ 2,490,457** | **$ 567,608** | **$ 301,991** | **$ 265,617** |

## 5 Other assets

The following table summarizes information about other assets as at December 31, 2006:

| | 2006 | 2005 |
|---|---|---|
| EIA security deposit | $ 3,518,971 | $ – |
| Advances on mineral property expenditures | 1,414,413 | 30,930 |
| | **$ 4,933,384** | **$ 30,930** |

As a requirement of the Ministry of Energy and Mining ("MEM") of Ecuador to approve the Mirador project's Environmental Impact Assessment ("EIA"), the company was required to post US$3,019,539 ($3,518,971) in favour of the MEM as a security deposit against the company's obligations under the EIA.

Advances on mineral property expenditures include payments to contractors and suppliers made pursuant to supply agreements prior to the contracted goods and services being provided.

## 6 Share capital

**a) Authorized**
100,000,000 common shares without par value.

**b) Issued**
See Consolidated Statements of Changes in Shareholders' Equity.

On December 29, 2005, the company completed a public offering of 7,605,000 common shares at $3.95 per share pursuant to a short form prospectus dated December 19, 2005 to raise gross proceeds of $30,039,750 before issue costs of $2,186,386.

On May 25, 2006, the company completed a public offering of 19,231,000 common shares at $6.50 per share pursuant to a short form prospectus dated May 18, 2006 to raise gross proceeds of $125,001,500 before issue costs of $7,338,765.

**c) Stock options**
The company has in place an incentive stock option plan dated November 1996, last amended April 18, 2006 (the "Option Plan") for directors, officers, employees, and consultants to the company and its subsidiaries. The Option Plan provides that the directors of the company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Option Plan. The number of common shares available for the grant of options under the Option Plan and all other share compensation arrangements of the company is set at a rolling maximum number that shall not be greater than 10% of the company's current outstanding share capital at any given time. The exercise price of each option cannot be lower than the closing market price of the shares on the trading day immediately prior to the date of grant of the option. As at December 31, 2006, options to purchase a total of 2,435,000 shares were outstanding, 1,208,436 of which were vested.

For the year ended December 31, 2006, the estimated fair value of the granted options which vested during the year totalled $1,192,942 (2005 - $1,224,274; 2004 - $709,424), of which $567,734 (2005 – $1,224,274; 2004 – $709,424) is included in management fees, wages, benefits & stock-based compensation and $625,208 (2005 – $Nil; 2004 – $ Nil) is included in mineral properties. Non-cash stock-based compensation expense for options is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized on a straight-line basis over the vesting period of the respective options and grants. The fair value of the stock options is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate | 3.87–4.16% | 2.95–3.19% | 2.71–3.71% |
| Expected dividend yield | – | – | – |
| Expected stock price volatility | 62–67% | 68–71% | 67–72% |
| Expected option life in years | 3 | 3 | 3 |

Option pricing models require the input of highly subjective assumptions including expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options. The estimated fair value assigned to the stock options exercised during the years ended December 31, 2006, 2005 and 2004 was credited to share capital and the estimated fair value assigned to the stock options terminated during the year ended December 31, 2006 was credited to contributed surplus.

The following table summarizes information about options granted during the twelve months ended December 31, 2006:

| Expiry dates | Number of options | Exercise Price $ |
|---|---|---|
| January 23, 2009 | 25,000 [3] | 4.50 |
| February 6, 2011 | 400,000 [1] | 5.25 |
| May 22, 2011 | 60,000 [2] | 5.50 |
| June 1, 2011 | 85,000 [2] | 5.35 |
| June 1, 2011 | 125,000 [1] | 5.35 |
| August 31, 2011 | 100,000 [1] | 5.37 |
| September 13, 2011 | 75,000 [1] | 5.10 |
| September 29, 2011 | 345,000 [2] | 4.70 |
| December 18, 2011 | 150,000 [2] | 4.59 |
| December 18, 2011 | 10,000 [1] | 4.59 |
| **Granted during the year ended December 31, 2006** | 1,375,000 | |

(1) Options granted to senior management, directors and non-senior management vest on the basis of 1/16th of the total each quarter (from grant date), with such vesting being accelerated based on a change in control of the company and/or the attainment of clearly identified milestones, as determined by the company's Board of Directors.
(2) Options granted to the company's subsidiary personnel vest on a cumulative basis of 50% of the total granted after 12 months from the grant date, 75% of the total granted after 18 months from the grant date and 100% of the total granted after 24 months from grant date, with such vesting being accelerated based on a change in control of the company, as determined by the company's Board of Directors.
(3) Fully vested on grant date.

A summary of changes to stock options outstanding and exercisable is as follows:

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted average exercise price | Number of shares | Weighted average exercise price | Number of shares | Weighted average exercise price |
| Options outstanding – Beginning of year | 2,855,000 | $ 1.89 | 2,390,000 | $ 1.46 | 2,190,000 | $ 0.96 |
| Granted | 1,375,000 | 5.05 | 940,000 | 2.49 | 515,000 | 3.33 |
| Exercised | (1,770,000) | 1.33 | (475,000) | 0.92 | (315,000) | 0.97 |
| Terminated | (25,000) | 5.35 | – | – | – | – |
| Options outstanding – End of year | 2,435,000 | $ 4.05 | 2,855,000 | $ 1.89 | 2,390,000 | $ 1.46 |
| Options outstanding and vested – End of year | 1,208,436 | $ 3.05 | 2,855,000 | $ 1.89 | 2,177,500 | $ 1.28 |

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

| | | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|---|
| Year of Grant | Range of exercise prices $ | Number of options outstanding at December 31, 2006 | Weighted average exercise price $ | Weighted average remaining contractual life (years) | Number of options exercisable at December 31, 2006 | Weighted average exercise price $ |
| 2004 | 3.16 – 3.55 | 350,000 | 3.35 | 0.3 | 350,000 | 3.35 |
| 2005 | 2.15 – 2.99 | 735,000 | 2.55 | 1.6 | 735,000 | 2.55 |
| 2006 | 4.50 – 5.50 | 1,350,000 | 5.04 | 4.5 | 123,436 | 5.12 |
| | | 2,435,000 | 4.05 | 3.0 | 1,208,436 | 3.05 |

## 7 Related party transactions and balances

Included in management fees, wages and benefits expense, mineral property expenditures and corporate development and shareholder expenses are expenditures of $Nil (2005 – $48,599; 2004 – $124,194), $Nil (2005 – $60,500; 2004 – $ Nil) and $Nil (2005 – $Nil; 2004 – $66,667), respectively, for the year ended December 31, 2006 in respect of administrative and technical services provided by companies affiliated with employed officers. Included in legal and accounting are fees of $2,600 (2005 – $ 710; 2004 – $ Nil) for the year ended December 31, 2006 in respect of tax services provided by a firm employing a director of the company.

At December 31, 2006, $Nil (2005 – $15,000; 2004 – $1,538) was due to companies affiliated with employed officers.

## 8 Income taxes

The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

| | 2006 34.12% | 2005 34.12% | 2004 35.62% |
|---|---|---|---|
| Income tax expense/(benefits) computed at Canadian statutory rates | $ 478,713 | $ (1,141,020) | $ (254,348) |
| Difference in foreign tax rates | (113,278) | (438,922) | (263,663) |
| Permanent differences | 197,837 | 1,162,583 | 953,603 |
| Decrease in tax rates | – | 207,049 | – |
| Share issuance costs and other | (704,639) | (753,076) | – |
| Recognized tax losses | 141,367 | – | – |
| Change in valuation allowance | – | 963,386 | (435,592) |
| | $ – | $ – | $ – |

The significant components of the company's future income tax assets are as follows:

| Future income tax assets | 2006 | 2005 | 2004 |
|---|---|---|---|
| Losses carried forward | $ 2,244,769 | $ 2,348,685 | $ 1,798,535 |
| Mineral properties | 2,529,734 | 2,730,220 | 2,836,521 |
| Share issuance costs | 2,506,445 | 726,515 | 212,738 |
| Plant and equipment and other | 77,842 | 74,705 | 68,945 |
| | 7,358,790 | 5,880,125 | 4,916,739 |
| Valuation allowance | (7,358,790) | (5,880,125) | (4,916,739) |
| | $ – | $ – | $ – |

At December 31, 2006, the company has Canadian losses for tax purposes of approximately $6,579,040 which expire on various dates to 2015.

## 9 Segmented information

The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are in Ecuador, South America, as set out in note 3. Geographic segmentation of mineral properties, plant and equipment and other assets is as follows:

| | 2006 | | | 2005 | |
|---|---|---|---|---|---|
| | Mineral properties | Plant and equipment | Other assets | Mineral properties | Plant and equipment |
| Canada | $ – | $ 73,142 | $ – | $ – | $ 48,128 |
| Ecuador | 61,249,060 | 2,417,315 | 4,933,384 | 34,205,955 | 217,489 |
| | $ 61,249,060 | $ 2,490,457 | $ 4,933,384 | $ 34,205,955 | $ 265,617 |

## 10 Supplemental cash flow information

Cash and cash equivalents at December 31 comprise the following:

| | 2006 | 2005 |
|---|---|---|
| Cash on hand and balances with banks, net of overdrafts | $ 1,778,235 | $ (16,750) |
| Short-term investments | 125,332,444 | 32,457,440 |
| | $ 127,110,679 | $ 32,440,690 |

During the years ended December 31, 2006, 2005 and 2004, the company conducted non-cash operating, investing and financing activities as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Depreciation included in mineral properties | $ 152,455 | $ 54,658 | $ 35,630 |
| Loss on disposal of plant and equipment capitalized to mineral properties | $ 33,897 | $ 86,038 | $ – |
| Stock-based compensation included in mineral properties | $ 625,208 | $ – | $ – |
| Change in other assets and accounts payable and accrued liabilities relating to mineral properties | $ 4,678,479 | $ 202,303 | $ 174,327 |
| Change (decrease) in accounts payable and accrued liabilities relating to plant and equipment | $ 547,638 | $ – | $ – |
| Marketable securities received from sale of subsidiary company | $ – | $ 1,882,000 | $ 549,000 |

## 11 Financial instruments

**(a) Fair Values**

Canadian generally accepted accounting principles require that the company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. The carrying amounts for cash and cash equivalents, other current assets including the EIA security deposit, accounts payable related to mineral properties, accounts payable relating to plant and equipment and accounts payable and accrued liabilities on the balance sheet approximate fair value because of the limited terms of these instruments.

The company does not use any derivative financial instruments.

**(b) Currency Risk**

The company's expenditures are predominantly in U.S. dollars and any future equity raised is expected to be predominantly in Canadian dollars. The company conducts the majority of its business in Ecuador, which uses the U.S. dollar as its primary economic currency. As such, the company is subject to risk due to fluctuations in the exchange rates for the U.S. and Canadian dollar. The company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk. A breakdown by currency of the company's cash and cash equivalents, net of overdrafts at year-end was as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Canadian dollar | $ 125,063,312 | $ 32,349,744 | $ 12,366,062 |
| U.S. dollar | U.S. $ 1,756,794 | U.S. $ 78,200 | U.S. $ 196,976 |
| December 31 closing exchange rate (Cdn$ to US$) | 1.1654 | 1.1630 | 1.1202 |

**c) Other**

During 2006, the company sold all of its remaining marketable securities for net proceeds of $336,253 (2005 - $2,339,123; 2004 - $529,323), realizing a gain of $336,253 (2005 - loss of $96,877; 2004 - gain of $199,323). As of December 31, 2006, marketable securities held by the company had a quoted market value of $Nil (2005 – $595,000) and a carrying value of $Nil (2005 – $Nil).

## 12 Supplemental information

The following table summarizes certain information from the Consolidated Statements of Loss and Deficit:

| | For the period from inception (February 16, 1983) to December 31, 2006, unaudited |
|---|---|
| Other expenses (income) | |
| Write-down of mineral properties | $ 33,387,725 |
| Write-down of capital assets | 3,080,392 |
| Write-down of marketable securities | 374,838 |
| Gain on sale of subsidiary | (335,900) |
| Rental income | (71,546) |
| Gain on settlement of debt | (26,792) |
| Gain on disposal of capital assets | (11,551) |
| **Total other expenses (income)** | **$ 36,397,166** |

The following table summarizes certain information from the Consolidated Statements of Cash Flows:

| | For the period from inception (February 16, 1983) to December 31, 2006, unaudited |
|---|---|
| Other cash flows from (applied to) operating activities not affecting cash | |
| Write-down of mineral properties | $ 33,387,725 |
| Write-down of capital assets | 3,080,392 |
| Write-down of marketable securities | 374,838 |
| Gain on sale of subsidiary | (65,000) |
| Foreign exchange loss on deposit | 50,528 |
| Loss on disposal of capital assets | 41,417 |
| General exploration | 40,550 |
| **Other cash flows from (applied to) operating activities not affecting cash** | **$ 36,910,450** |

## 13 Reconciliation to U.S. Generally Accepted Accounting Principles ("GAAP")

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with U.S. GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

a) As described in note 2, Canadian GAAP allows for the deferral of mineral exploration expenditures. Under U.S. GAAP, the company capitalizes acquisition costs. The company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a positive feasibility study has been prepared, subsequent development costs of the property would be capitalized.

b) Under U.S. GAAP, marketable securities are classified as either trading or available-for-sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available-for-sale securities are excluded from earnings until realized and recorded as other comprehensive income, a separate component of shareholders' equity. Carrying values of available-for-sale securities which are considered impaired are written down and the charge is recognized currently.

During the preparation of the 2006 Canadian to U.S. GAAP reconciliation for mineral exploration costs, the company determined that an error occurred in the 2005 reconciliation. Consequently, as referenced by (a) below, the company has restated its 2005 U.S. GAAP financial results to correct this error, with the result that 2005 mineral exploration costs expensed under U.S. GAAP totalling $2,741,988 should have been shown as $8,598,789. This restatement would have resulted in basic and diluted loss per share, calculated in accordance with U.S. GAAP, of $0.26 for 2005 and not $0.13 as disclosed in Note 12 in the 2005 financial statements.

Had the company followed U.S. GAAP, certain items in the financial statements would have been reported as follows:

| Statements of Loss and Deficit | Year ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| Loss (income) under Canadian GAAP | $ (1,403,028) | $ 3,344,139 | $ 714,062 |
| Adjustment to reconcile to U.S. GAAP: Mineral exploration costs expensed under U.S. GAAP (a) | 24,670,009 | 8,598,789 | 8,164,470 |
| Loss under U.S. GAAP | 23,266,981 | 11,942,928 | 8,878,532 |
| Change in unrealized gain on available-for-sale securities | – | 41,000 | 31,000 |
| **Comprehensive loss under U.S. GAAP** | **$ 23,266,981** | **$ 11,983,928** | **$ 8,909,532** |
| **Basic and diluted loss per share under U.S. GAAP** | **$ 0.35** | **$ 0.26** | **$ 0.20** |
| **Weighted average number of shares outstanding** | **66,603,215** | **45,825,859** | **44,594,782** |

| Balance Sheets | 2006 | 2005 |
|---|---|---|
| Total assets under Canadian GAAP | $ 195,997,436 | $ 67,100,008 |
| Adjustment to reconcile to U.S. GAAP: Mineral exploration costs expensed under U.S. GAAP (a) | (52,824,252) | (28,154,243) |
| **Total assets under U.S. GAAP** | **$ 143,173,184** | **$ 38,945,765** |
| Shareholders' equity under Canadian GAAP | $ 188,737,419 | $ 66,123,764 |
| Adjustment to reconcile to U.S. GAAP: Mineral exploration costs expensed under U.S. GAAP (a) | (52,824,252) | (28,154,243) |
| **Total shareholders' equity under U.S. GAAP** | **$ 135,913,167** | **$ 37,969,521** |

| Statements of Cash Flows | Year ended December 31, 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash from (applied to) operating activities under Canadian GAAP | $ 1,270,933 | $ (1,157,820) | $ (475,970) |
| Adjustment to reconcile to U.S. GAAP: Mineral exploration costs expensed under U.S. GAAP (a) | (19,179,970) | (8,255,790) | (7,954,513) |
| **Cash from (applied to) operating activities under U.S. GAAP** | **$ (17,909,037)** | **$ (9,413,610)** | **$ (8,430,483)** |
| Cash from (applied to) investing activities under Canadian GAAP | $ (26,618,629) | $ (7,492,931) | $ (9,842,094) |
| Adjustment to reconcile to U.S. GAAP: Mineral exploration costs expensed under U.S. GAAP (a) | 19,179,970 | 8,255,790 | 7,954,513 |
| **Cash from (applied to) investing activities under U.S. GAAP** | **$ (7,438,659)** | **$ 762,859** | **$ (1,887,581)** |

## 14 Recent Accounting Pronouncements

**a) Recent Canadian Accounting Pronouncements**

i. In January 2005, the Canadian Institute of Chartered Accountants ("CICA") released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement" (CICA 3855), effective for annual and interim periods beginning on or after October 1, 2006. CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The impact will be similar to the impact on comprehensive income for U.S. GAAP purposes.

ii. In January 2005, the CICA issued new Handbook Section 1530, "Comprehensive Income" (CICA 1530) and Handbook Section 3251, "Equity" (CICA 3251) effective for interim and annual periods beginning on or after October 1, 2006. CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses related to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements in CICA 1530.

The company believes there will be no material impact from the adoption of these sections.

**b) Recent U.S. Accounting Pronouncements**

i. On July 13, 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. Interpretation 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, Interpretation 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interpretation 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The company is currently evaluating whether the adoption of Interpretation 48 will have a material effect on its consolidated financial position, results of operations or cash flows.

ii. In 2006, FASB issued Statement No. 157, Fair Value Measurements. This new pronouncement provides guidance for using fair value to measure assets and liabilities. FASB believes the pronouncement also responds to investors' requests for expanded information about the extent to which corporations measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. Statement 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-market value. Statement 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. The company is currently evaluating whether the adoption of Statement No. 157 will have a material effect on its consolidated financial position, results of operations or cash flows.

### 15 Subsequent events

On January 25, 2007, the company announced that it was extending the Mirador Project development timeline as key permits and government agreements had not been received consistent with the accelerated project plan. This decision also resulted in the termination clauses of certain agreements with suppliers of key long lead-time components to the Mirador project to be invoked, for which charges for work incurred of $2,951,000 ($US2,532,000) have been accrued at December 31, 2006. Subsequently, the company was able to sell these partially completed assets to third parties in 2007 for net proceeds of $2,776,000 ($US2,382,000), for which it is awaiting receipt.

In connection with this timeline extension, on February 23, 2007, the company implemented a restructuring of its Ecuador operations to reduce the number of its employees while still maintaining a core group of technical and professional staff. The company expects to record a severance expense of approximately $743,000 ($US 631,000) for the quarter ended March 31, 2007 as a result of this restructuring.

notes

notes

# corporate & stock

**Corriente Resources Inc. common stock is quoted on the Toronto Stock Exchange under the symbol CTQ and the American Stock Exchange under the symbol ETQ.**

TSX (Period: January 2006 - December 2006)

| | |
|---|---|
| Low: | CAD $4.02 |
| High: | CAD $7.74 |

AMEX (Period: April 2006 - December 2006)

| | |
|---|---|
| Low: | USD $3.46 |
| High: | USD $6.84 |

## Share Information

(as of December 31, 2006)

| | |
|---|---|
| Shares Issued: | 74,752,393 |
| Shares Fully Diluted: | 77,187,393 |

## Head Office

Corriente Resources Inc.
Suite 520, 800 West Pender Street
Vancouver, Canada V6C 2V6
Tel: (604) 687-0449
Fax: (604) 687-0827


CORRIENTE
RESOURCES INC.

## Annual General Meeting

The annual general meeting of shareholders will be held at 10:00 a.m., Thursday, May 24th, 2007 in the Evergreen/Fir Boardroom, Bull, Housser & Tupper, 30th Floor, Royal Centre, 1055 West Georgia Street, Vancouver, Canada.

## Directors and Officers

Richard P. Clark *Director*

Anthony F. Holler *Director*

G. Ross McDonald *Director*

Dale C. Peniuk *Director*

David G. Unruh *Director*

Kenneth R. Shannon *C.E.O. and Director*

Thomas E. Milner *President*

Daniel A. Carriere *Senior Vice President*

Darryl F. Jones *C.F.O. and Corporate Secretary*

## Legal Counsel

Bull, Housser & Tupper LLP, Vancouver, Canada

Fraser Milner Casgrain LLP, Vancouver, Canada

Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Canada

## Auditors

PricewaterhouseCoopers LLP, Vancouver, Canada

## Transfer Agent

Computershare Trust Company of Canada
Vancouver, Toronto and Denver

## Investor and Shareholder Information

Tel: (604) 687-0449
Fax: (604) 687-0827
www.corriente.com
Email: copper@corriente.com


CORRIENTE
RESOURCES INC.

Suite 520 - 800 West Pender Street
Vancouver, Canada V6C 2V6
Tel 604.687.0449
Fax 604.687.0827
Email copper@corriente.com
**www.corriente.com**

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CORRIENTE RESOURCES INC.**
(Registrant)

Date: May 7, 2007

By: 
Name: Darryl F. Jones
Title: Chief Financial Officer

END

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